Exhibit 99.1

Exhibit No.	Exhibit

99.1	a.Resignation of Mr. Shigeki Hayashi as director of the Company, effective at the close of business on August 25, 2021;

b.Election of Mr. Naoki Wakai as director of the Company to hold office effective immediately and for the unexpired term of his predecessor in office, Mr. Shigeki Hayashi; and

c.Cash dividend declaration on the Company’s Voting Preferred Stock.

August 26, 2021

Philippine Stock Exchange

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:	Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. RAusa-Chan__

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

August 26, 2021

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Very truly yours,

/s/Ma. Lourdes C. RAusa-Chan__

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,536 As of July 31, 2021	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	88168553
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	August 26, 2021
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 816-8553
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11.  Item 4 (Resignation, Removal or Election of Directors or Officers) and Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on August 26, 2021:

1.

The Board accepted the resignation of Mr. Shigeki Hayashi as director of the Company, effective at the close of business on August 25, 2021. The Board expressed their gratitude to Mr. Hayashi for his invaluable contribution and wished him continued success in his other endeavours.

The resignation of Mr. Hayashi is not expected to have any significant impact on the Company’s current or future operations, financial position or results of operations.

2.

As recommended by the Governance, Nomination and Sustainability Committee which conducted the screening process and determined that director-nominee Mr. Naoki Wakai possesses all the qualifications and has none of the disqualifications for directorship, the Board elected Mr. Naoki Wakai as director of the Company to hold office effective immediately and for the unexpired term of his predecessor in office, Mr. Shigeki Hayashi.

Mr. Naoki Wakai is the Senior Vice President in charge of Global Business in Business Solution Division of NTT Communications Corporation (NTT Com). He joined Nippon Telegraph and Telephone Company (NTT) in 1989 and has been engaged in global telecoms and IT business for the past 25 years. Mr. Wakai was involved in the establishment of subsidiaries and branch offices in China, Taiwan and Korea, and played a major role in the construction of international submarine cable systems. After serving as Senior Manager of IP Transit Business at NTT Com Asia (Hong Kong) and Director of International Business at Verio (USA), he moved to NTT Com in Japan and became Head of Server Hosting Team in 2006, Head of Carrier Relations in 2008 and Vice President of Global IP Network in 2009. Mr Wakai moved to London as Deputy Managing Director and COO of NTT Europe Limited in 2012. In 2017, he moved to Singapore to serve as President and CEO of NTT Singapore Pte. Limited.

Mr. Wakai graduated with a Bachelor’s Degree in Political Science from Keio University in Tokyo, Japan, and holds a Master’s Degree in International Relations from International University in Niigata, Japan.

2.

The Board declared a cash dividend of P2,437,500.00 on all of the outstanding shares of Voting Preferred Stock of the Company for the quarter ending October 15, 2021, payable on October 15, 2021, to the holder of record on September 13, 2021.

The cash dividend was declared out of the unaudited unrestricted retained earnings of the Company as at June 30 2021, which are sufficient to cover the total amount of dividend declared.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT INC.

By:

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

August 26, 2021

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/ Ma. Lourdes C. Rausa-Chan
Name	:	Ma. Lourdes C. Rausa-Chan
Title	:	Corporate Secretary

Date:  August 26, 2021